EXHIBIT 99.1

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT, effective as of November 4, 2021, is by and among Barings BDC, Inc. (“BBDC”), a Maryland corporation, Barings Capital Investment Corporation (“BCIC”), a Maryland corporation, and Barings Private Credit Corporation (“BPCC”), a Maryland corporation.

W I T N E S S E T H:

WHEREAS, each of BBDC, BCIC, and BPCC is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, BBDC, BCIC, and BPCC are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a fidelity bond from time to time in effect (the “Bond”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of each of BBDC, BCIC, and BPCC, including a majority of the directors of each of BBDC, BCIC, and BPCC who are not “interested persons” (as defined in the 1940 Act) of BBDC, BCIC, or BPCC, as applicable.

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1.	Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated pro rata according to the relative premium that such Insured would pay if it had provided and maintained separate fidelity bond coverage under a single insured bond.
2.	In the event recovery is received under the Bond as a result of a loss sustained by an Insured and one or more other Insureds, each such Insured shall receive an equitable and proportionate share of the recovery, but each such Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.
3.	Each party shall, within three days after making any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within three days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party.
4.	The term of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond.
5.	This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other parties.
6.	This Agreement may be amended by the parties hereto only if such amendment is approved by the Boards of Directors of each of BBDC, BCIC, and BPCC and such amendment is set forth in a written instrument executed by each of the parties hereto.
7.	This Agreement shall be construed in accordance with the laws of the State of New York.
8.	This Agreement supersedes any other agreement between or among any of the parties hereto related to the subject matter hereof.
9.	This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by the parties and is effective as of the date first set forth above.

BARINGS BDC, INC.
By:	/s/ Jonathan Bock
Name:	Jonathan Bock
Title:	Chief Financial Officer

BARINGS CAPITAL INVESTMENT CORPORATION
By:	/s/ Jonathan Bock
Name:	Jonathan Bock
Title:	Chief Financial Officer

BARINGS PRIVATE CREDIT CORPORATION
By:	/s/ Jonathan Landsberg
Name:	Jonathan Landsberg
Title:	Chief Financial Officer

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